Filed by Hughes Electronics Corporation
Subject Company — Hughes Electronics Corporation
and General Motors Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The following was distributed to DIRECTV employees beginning May 3, 2002.

DIRECTV Employee News

The BUZZ @DIRECTV

May/June 2002

MERGER ROADMAP
You Are Here

SIGNAL INTEGRITY
Hackers Beware

Monitoring THE FUTURE

Spotbeam Local-into-Local at the LABC

DIRECTV

Exclusively for DIRECTV Employees

Mitch Jacobs

On The Outside

Broadcast News

Broadcast Operations at DIRECTV’s Los Angeles Broadcast Center will never be the same again, thanks to new technology specifically designed for harnessing the spotbeam local-into-local signal and beaming local channels into every one of DIRECTV’s local channels markets. Mitch Jacobs, manager of Broadcast Operations, saw this project through from conception to reality, and is a firm believer that when it comes to monitor walls, many screens are not, in fact, better than one.

On The Inside

Moving Right Along

You might expect a company in the midst of a merger to recoil, await its fate passively and simply maintain the status quo. And perhaps this could have happened to DIRECTV when the GM/HUGHES/EchoStar merger was announced. But when have you ever known DIRECTV to act in accordance with low expectations?

Probably never. And, as evidenced by the May/June issue of The Buzz@DIRECTV, the second quarter of 2002 is one of outreach, leadership and development.

Need proof? Turn to page 11 for a story about MyDIRECTV ™, a new print publication from the Marketing department to reach customers by providing entertainment news and information tailored to their tastes and interests.

Turn to pages eight and nine for a story about how DIRECTV is leading the fight against signal piracy through the combined efforts of its Signal Integrity, Legal and Technology & Operations teams.

And turn to pages six and seven for our cover story, which highlights how Broadcast Operations and Engineering have invested a great deal of effort into developing a new type of broadcast environment specifically for making spotbeam local-into-local broadcasts a reality.

Yes, contrary to what one might have expected, things are moving right along. Even the merger’s review and approval process is proceeding. You can find out more about that by studying the merger roadmap on pages four and five.

If that’s not enough to dispel the above-stated merger myth, consider this: for three quarters in a row, DIRECTV has done what it said it would do — meet or exceed commitments.

— DIRECTV Employee Communications

Are You Getting All the Channels?

DIRECTV Employee Communications is your source for news and information about what’s happening at DIRECTV. Stay tuned to all the communication channels for regular updates...

The Buzz@DIRECTV
Bi-monthly employee magazine

E-News
Timely news and information via e-mail
E-News@DIRECTV.com

The DEN
24/7 employee intranet
http://insidedtv.DIRECTV.com

InfoForum
Lunchtime speaker series

Employee Broadcasts
Business updates from senior executives

Lobby Signboards
Real-time stock price and headline news

The BUZZ@DIRECTV

The Buzz@DIRECTV is published for employees of DIRECTV, Inc., by DIRECTV Communications.

Send feedback and article ideas to The Buzz@DIRECTV at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com. Please include your name, department information and phone number.

Editor	Tina Swartz
Writer	Alisa Stephens
Senior Manager, Employee Communications	Caroline Leach
Proofreader	Jade Valine
Art Direction	Cortney Wollaston
Design	Teri Osato, Jane Dryden
Production	Christine Pavlina and Studio
Illustrations	Jane Dryden
Photos	Kent Jones, Gary Kious, Jane Dryden

2 http://insidedtv.DIRECTV.com

Ask Roxanne

What’s EBITDA About?

In each issue of The Buzz@DIRECTV, DIRECTV President Roxanne Austin answers a question on employees’ minds. This month’s question came from Len Weinick, senior director in the Atlantic Region sales office.

Q.     “So much of our financial health and success is centered on the word EBITDA. I’m hard pressed to fully understand what it means, how it is derived, and the implications for the business. Could you please provide an explanation of what EBITDA means to the company and employees?”

A.     To understand EBITDA you must first break it down to its simplest form. EBITDA stands for “earnings before interest, taxes, depreciation and amortization” and is a common indicator of a company’s operating cash flow. A strong, positive operating cash flow is one of the most compelling indicators of a company’s success.

A company’s EBITDA is calculated by subtracting its operating costs from its revenues. For instance, in the first quarter of 2002, DIRECTV reported revenues of nearly $1.5 billion and ongoing operating costs of approximately $1.4 billion. After doing the subtraction, DIRECTV’s EBITDA was $85 million.

To ensure a positive EBITDA, a company must work hard to increase revenue while decreasing operating costs. How does this apply to DIRECTV? Essentially, DIRECTV’s revenue comes from customers through the purchase of subscriptions, pay per view movies and sports packages. Approximately 90 percent of our revenue is driven through the sale of programming to our customers. The more they buy, the greater DIRECTV’s revenue. In addition to revenue, we must focus on average margin per user (AMPU) to drive EBITDA. For more information on AMPU, please turn to page 10.

From our revenues we pay for our operating costs, or the day-to-day costs of doing business. At DIRECTV, operating costs include programming, customer acquisition and other sales and marketing costs, customer service, engineering and broadcast operations expenses, and general and administrative costs such as salaries, facilities, travel and office supplies. The higher these costs, the lower DIRECTV’s EBITDA and the less desirable DIRECTV is to investors.

Everyone plays a very significant role in driving the company’s EBITDA. By working smarter and more efficiently, the company’s operating costs will decrease. As examples, opt for a teleconference rather than traveling for a face-to-face meeting, work with other departments to increase efficiencies, and simply keep your eye on the bottom line. By increasing DIRECTV’s EBITDA, we can collectively affect the perceptions of Wall Street investors, and the news media about DIRECTV, and influence the GMH stock price.

Trendwatch DIRECTV

The important thing is this: to be able at any moment to sacrifice what we are for what we could become.

—Charles du Bois

WHAT'S HOT?	WHAT'S NOT?

Exceeding commitments	Not meeting commitments

Back-to-back quarters of consistent performance	Inconsistent quarterly performance

Communicating openly about the merger	Worrying about the merger

Leading the merger transition	Following the merger transition

Meaningful individual objectives	General, unspecific goals

Have you spotted any workplace trends around DIRECTV lately? If so, share them with The Buzz@DIRECTV by sending an e-mail to cdswartz@directv.com. Trendwatcher suggestions may be printed in upcoming issues.

The Buzz@DIRECTV May/June 2002 3

Merger Roadmap

On the Road to the HUGHES/EchoStar Merger

The merger of HUGHES and EchoStar entails myriad decisions, large and small, that must be made on the road toward reaching a final destination — bringing the two businesses together and making it work.

When the merger was announced in late October of last year, a nine- to 12-month approval process was forecast to receive required regulatory approvals. At press time, the companies are on track to meet that time frame. In this issue, The Buzz@DIRECTV gives you a map and a compass of regulatory and transition merger milestones.

Regulatory Milestones

There are four regulatory milestones that must be reached as part of the transaction and each may require a number of months to complete. The estimated time is nine to 12 months from the date of the signing of the merger agreement to obtain the approvals, but keep in mind that this is an estimate only and that a number of factors can influence the time required.

Hart-Scott-Rodino (HSR) Antitrust Clearance

The parties to the transaction have made filings with the federal government for antitrust clearance, and the U.S. Department of Justice (DOJ) will make the determination about whether the merger complies with the antitrust laws. The DOJ had 30 days after the filing to either issue a second request for information or permit the merger to proceed. The DOJ has issued a second request with regard to the HUGHES/EchoStar merger, and the parties are currently complying with the request.

Internal Revenue Service (IRS)

GM has requested a private letter ruling from the IRS to the effect that, among other things, the separation of HUGHES from GM will be tax-free to GM and its shareholders for U.S. Federal Income Tax purposes. GM has received and responded to a first round of questions from the IRS with respect to its request. This process was also used in connection with the separation of Hughes Defense from GM in 1997.

Securities and Exchange Commission (SEC)

GM has prepared a preliminary Consent Solicitation Statement relating to the GM stockholder vote on the proposed transaction, which was filed with the SEC on March 18, 2002. The document, which forms a part of a registration statement filed by HEC Holdings, Inc., includes a prospectus with detailed information relating to the issuance of stock of the surviving company in the merger in exchange for GM Class H common stock. These documents are not yet final and will be amended. The registration statement must be declared effective by the SEC before GM can seek stockholder approval for the transaction, including amendments to the GM Charter that will enable the transaction. Documents relating to the merger can be viewed on the SEC Web site at www.fcc.gov.

Federal Communications Commission (FCC)

GM, HUGHES and EchoStar have filed with the FCC for approval to transfer control of the FCC licenses held by HUGHES, EchoStar and their respective subsidiaries to the combined company in connection with the merger. That process involves public notice and comment. All comments filed with the FCC can be viewed on the FCC’s Web site at www.fcc.gov.

4 http://insidedtv.DIRECTV.com

Transition Planning Milestones

In conjunction with the regulatory milestones, a merger transition planning process is underway. There are numerous options for combining two companies, and there isn’t necessarily a “one-size-fits-all” approach to making all the decisions that need to be made and implementing those decisions. There are, however, some common activities that generally take place for a majority of mergers. Here’s a snapshot:

Forming an Executive Transition Team

The leaders of the transition team were announced along with the merger. They include Charlie Ergen, EchoStar chairman and CEO; Jack Shaw, HUGHES CEO; Eddy Hartenstein, DIRECTV chairman and CEO; and Michael Dugan, EchoStar president.

This is the team that is overseeing the organizational transition and integration. It has responsibility at the strategic and direction-setting level. The team has been actively involved in communicating the benefits of the merger to key stakeholders. They’ve also been looking at various decisions that need to be made about how to best integrate the two companies.

Other areas that transition teams address over time include selecting transition managers, defining the transition process, approving strategic transition plans, and overseeing the implementation of the transition plans. In many merger situations, transition managers, who are responsible for the day-to-day aspects of the transition, begin work a few months before the deal officially closes.

Identifying Core Transition Teams

In many mergers, core transition teams are announced a few months after the transition managers are named. Core transition teams are aligned with major operating units of each company and typically include such functions as sales, marketing, programming, engineering, finance, communications, human resources, facilities, legal, information technology, and others.

Each of the core transition teams might be responsible for defining key issues within a given scope, gathering data, examining alternatives and giving recommendations to the transition managers for the approval of the executive transition team, and then implementing the approved plans. Based on the level of complexity of decisions that must be made and other factors, there are numerous options with respect to whether the activities of the core transition teams are completed pre-close, at close, post-close or a combination thereof.

Naming the Key Leaders of the New Company

This is another major milestone in the transition planning process, and it varies from company to company. The creation of a “top chart” of leaders of the new company is one of the areas of focus for the HUGHES/EchoStar transition team. The decisions that go into the creation of a top chart are interwoven with the work of the executive transition team.

Integrating the Companies Post-Close

Regardless of how much pre-close integration and transition planning is done, a certain amount of the work remains for the post-close time frame. Many companies find that it takes between three to 15 months after a merger is completed to do some or all of the following:

•	Develop plans for compensation and employee benefits for the new company;

•	Determine work force plans consistent with the integration schedule;

•	Define and communicate the staff selection process; and

•	Determine the impact of integration plans on departments, functions and individuals.

— Caroline Leach

The Buzz@DIRECTV May/June 2002 5

Cover Story

SPOTLIGHT on Spotbeam

Local-into-Local at the LABC

Anyone who works at — or has ever been to — a DIRECTV broadcast center, could tell you exactly what a monitor wall is and what it looks like. Those who haven’t would still probably conjure up grid-like visions of individual 8- or 10-inch television screens (one per channel) stretching from floor to ceiling and wall to wall, with operators scrutinizing each screen to detect and fix the slightest broadcast blip.

On the other hand, anyone who works at the Los Angeles Broadcast Center (LABC) — or has visited there recently — probably has a much more futuristic impression of a monitor wall, thanks to recent technological advancements and a major overhaul in the way DIRECTV now broadcasts local channels.

The difference between the traditional DIRECTV broadcast monitoring environment and the new one is due to the fact that the LABC’s broadcast load leapt from 283 to 334 channels at the end of 2001. Why? Because the “must carry” provision of the Satellite Home Viewer Improvement Act obligated DIRECTV to broadcast every qualified local channel in each of its local channels markets by Jan. 1, 2002.

Thanks to new spotbeam satellite technology, DIRECTV was broadcasting all local channels in every one of its 41 local channels markets at the beginning of the year. Soon it will add Providence, RI; Las Vegas, NV and Hartford, CT, with plans to add seven more local channels markets by year-end 2002. Simply put, that kind of broadcast growth requires something more technically advanced than thousands of mini TV screens and bleary-eyed operators.

“The launch of Spotbeam Local-into-Local (SLiL) was huge. It required the broadcast centers to rethink the very fundamentals of how we monitor and control the network,” said Guy Beverlin, vice president and general manager of the LABC. “We partnered with Engineering and the Castle Rock Broadcast Center to develop new tools and new ways to operate. These tools and methods are not only serving us well in SLiL today, but they’ve also given us some great ideas about how we might operate the entire DIRECTV service in the future.”

At the end of 2001, the LABC’s broadcast load increased by more than 50 channels, requiring broadcast monitoring technology more advanced than a grid of individual TV screens and a cluttered control panel.

6 http://insidedtv.DIRECTV.com

Broadcast Operations at the LABC have taken on a whole new light, thanks to employees Peter Vellos, Mike Ogden, Jessica Payne, Julio Cardiel (standing, left to right) and Mitch Jacobs, (seated). Using new broadcast monitoring technology that minimizes outages and reduces downtime, the team has exceeded expectations for broadcast availability of local channels.

Work began in the third quarter of 2001 to prepare the LABC for big changes. A new remote monitoring and control system was installed in concert with a single-screen monitor wall that can be configured to display whatever (and as many) channels as a broadcast operator desires. The monitoring system is preset to detect certain types of errors and alert an operator, who can pull up the signals in question, monitor them on screen, and quickly fix the problem.

According to Bill Prince, director, Broadcast Operations, this shift away from viewing everything on-screen requires a shift in thinking as well. “There’s no reason to watch a signal if it’s good, clean and healthy, and the monitor wall lets us narrow our focus to just the signals that need attention.”

The new approach empowers LABC Broadcast Operations to minimize outages and reduce downtime more effectively than ever before, helping DIRECTV maintain and surpass its extremely high broadcast availability standard of 99.90 percent.

So far, the creation of a spotbeam broadcast center within the LABC has been successful. Says Mitch Jacobs, manager, Broadcast Operations, “Our availability is exceeding our initial expectations with downtimes as short as 10 seconds. It’s a testament to the dynamic capabilities of the LABC and the great minds involved in this project.”

— Tina Swartz

The Buzz@DIRECTV May/June 2002 7

Signal pirates don’t stand a chance against the aggressive efforts of Signal Integrity’s Larry Rissler (pictured), Engineering’s Dennis Flaharty and Legal’s Megan McNulty. The collaborative work of these three groups has gone a long way toward putting signal pirates out of business.

Piracy Doesn’t Pay at DIRECTV

What does it take to stop signal piracy at DIRECTV? It requires no less than the collaborative efforts of the Signal Integrity, Legal and Technology & Operations teams.

“Signal piracy — the illegal production, distribution and/or use of devices to steal DIRECTV® programming signals — is a serious problem and we are collectively taking serious measures to mitigate it,” says Roxanne Austin, DIRECTV president and chief operating officer.

Former FBI agent Larry Rissler, vice president of DIRECTV’s Signal Integrity group, works in tandem with the DIRECTV Legal team led by Vice President Megan McNulty and Assistant General Counsel Chris Murphy and the Engineering team led by Vice President Dennis Flaharty.As a team, the Legal, Engineering and Signal Integrity groups attack signal pirates with a multi-pronged approach — technical analysis, field investigations and legal prosecution.

The group pursues software writers who hack DIRECTV access cards, individuals selling illegal signal theft equipment or access cards, and end users purchasing and using illegally modified access cards. Engineering takes the lead to analyze precisely how the pirates have circumvented DIRECTV’s security measures and then supplies forensic support to the legal case.

Rissler and his two fellow former FBI agents, Jim Wells and Jim Whalen, lead the investigation to identify the individuals behind signal piracy and collect evidence against them. Collectively, the group considers the evidence and determines whether to bring a civil action or refer the case to law enforcement for criminal investigation.

The Signal Integrity team works closely with various federal and state law enforcement officials to pursue hackers and distributors criminally. This has resulted in several high-profile hackers spending time in jail and paying millions of dollars in restitution.

A focused collaboration among the three groups started more than a year ago, taking aim first at the Internet pirates who sell devices and access cards on the Web. Last year DIRECTV shut down some 170 pirate-operated Web sites.

The group’s work also supports the technical measures led by the Engineering organization, including electronic countermeasures (ECMs). These provide a strong disincentive for end users because they’re subjected to frequent outages, programming interruptions and added costs to replace or repair ECM-damaged cards.

In addition, the near-term transition to the fourth generation of programming access cards — called Period 4, or P4 cards for short —

8 http://insidedtv.DIRECTV.com

will significantly enhance the security of the DIRECTV signal. “The P4 card raises the bar as the best state-of-the-art card ever designed for pay TV,” says Dennis Flaharty, vice president of Engineering. DIRECTV took the lead in developing the new card.

Swapping out the approximately 17 million cards of nearly 11 million customers is the largest card swap ever undertaken by any direct-to-home pay television company. The process is designed to be as customer friendly and simple as possible to ensure that churn remains at a low level.

“The P4 card raises the bar as the best state-of-the-art card ever designed for pay TV,” says Dennis Flaharty.

“The card swap out may even increase customer acquisitions as the people who are illegally receiving DIRECTV® programming for free see their piracy options shrink,” Flaharty says.

At least four federal statutes and numerous state statutes prohibit the use of illegally obtained DIRECTV® programming. In addition, the Digital Millennium Copyright Act of 1998 gave DIRECTV a new weapon in the war against signal pirates. It enables DIRECTV to conduct civil seizures against the distributors of pirate devices and seize equipment or property without prior notice before a suspect has the opportunity to destroy evidence.

Rissler has observed several trends during his more than seven years with DIRECTV. “In recent years DIRECTV’s electronic countermeasures have forced the pirates to move away from the service of illegal programming cards toward the sale of hardware devices used to intercept our signal,” Rissler says.

“We now have strong remedies under the Digital Millennium Copyright Act coupled with an increased willingness on the part of federal authorities to go after these people,” he says. “This drives our focus on targeting individuals who are trading in hardware devices, along with the software writers who develop software used to illegally reprogram access cards.”

DIRECTV has also turned its attention toward the end users — the people who are illegally receiving the DIRECTV signal. “In civil seizures, we’re often able to obtain customer lists,” Rissler says. “The demand letters we send to these end users have resulted in hundreds of thousands of dollars being returned to DIRECTV.”

The company has also initiated legal action in civil court against many end users, including WFAN radio personality Sid Rosenberg. In March, Rosenberg asserted on the “Imus in the Morning” program on MSNBC that he has used an illegally modified DIRECTV access card to steal DIRECTV® programming.

Employees can help stop signal piracy by sharing any information they have on suspected end users. A 24-hour signal integrity hotline is available at (800) 830-6090 and can also be contacted via e-mail at si@DIRECTV.com. Although you might not receive a response to your tip, rest assured that each one is reviewed for the appropriate follow-up action.

— Caroline Leach

IDENTIFY

DIRECTV defines a signal pirate as someone involved in the illegal production, distribution and/or use of devices to steal DIRECTV’s programming signals. To thwart hackers’ efforts, the DIRECTV team analyzes precisely how pirates circumvent DIRECTV’s security measures and supplies forensic support to legal cases.

INVESTIGATE

DIRECTV-led investigations identify individuals behind signal piracy and collect evidence against them. The DIRECTV team considers the evidence and determines whether to bring a civil action or refer the case to law enforcement for criminal investigation.

PROSECUTE

The DIRECTV team works closely with various federal and state law enforcement officials to pursue hackers and distributors criminally. This has resulted in several high-profile hackers spending time in jail and paying millions of dollars in restitution.

The Buzz@DIRECTV May/June 2002 9

Business 101

How DIRECTV Makes Money

Part III: ARPU and AMPU

Welcome to “Business 101,” a regular feature that explains business concepts and terminology so employees can have a working knowledge of elements that contribute to DIRECTV’s performance.

In the March/April issue, this space examined subscriber acquisition cost, the cost DIRECTV incurs to acquire a new customer. In this issue, Business 101 will skip churn, as originally announced at the start of the series, and turn its attention to ARPU and related metric AMPU.

Part 3: Deciphering
ARPU and AMPU

An important pair of levers responsible for driving DIRECTV’s business are ARPU and AMPU, two ways of measuring the revenue DIRECTV earns on a monthly basis while serving a customer.

ARPU stands for average revenue per user, and AMPU stands for average margin per user.

ARPU: Simply stated, ARPU measures the average revenue each customer brings in on a monthly basis. In the first quarter of 2002, DIRECTV reported ARPU of $56.70, meaning that the average revenue received by DIRECTV per customer each month was $56.70.

AMPU: This related figure measures the average profit margin per customer (i.e., the average revenue DIRECTV receives minus the associated programming costs).The AMPU analysis demonstrates whether DIRECTV is giving customers the right mix of basic programming and programming with a higher profit margin. The higher the take rate on services with low programming costs, like local channels, the higher the AMPU figure.

Subscriber acquisition cost (SAC), churn, ARPU and AMPU work together to drive DIRECTV’s business. If DIRECTV must spend a certain amount of money to acquire a customer, it’s in the company’s best interest to keep that customer as long as possible. That way, the revenue earned through that customer will ultimately equal and exceed the SAC outlay, resulting in a profitable subscriber acquisition model.

If DIRECTV strikes a good balance between all three levers and otherwise closely manages its overall cost structure, the company can be profitable over the long term.

In the July/August issue of The Buzz@DIRECTV, churn will be the next priority to go under the microscope.

— Tina Swartz

10 http://insidedtv.DIRECTV.com

I Want MyDIRECTV ™ Magazine

Many customers who wanted their DIRECTV® Programming — and got it — are getting more than they hoped for. In addition to access to more than 225 channels of top-quality programming, premium movie channels and exclusive sports packages, customers are also receiving MyDIRECTV ™ magazine.

MyDIRECTV is more than just a magazine — it’s one of the company’s premier relationship, retention and upgrade marketing tools. Best of all, the majority of the cost of the publication is offset by DIRECTV’s programming partners, who are as interested in educated and engaged customers as DIRECTV.

“MyDIRECTV is a direct-mail piece disguised as a magazine,” said Jayne Hancock, vice president, Marketing. “It’s appealing, fun to read and full of information geared toward DIRECTV customers. It’s something they would be inclined to set out on their coffee table.”

For every issue of the magazine — which is scheduled to be published six times this year —there are approximately six versions, each targeted at a specific type of customer. For instance, the new customers’ version is focused on providing troubleshooting tips about the DIRECTV System, while customers interested in sports receive highlighted information about upcoming sports programming.

While it’s too soon to measure the results of MyDIRECTV (it only launched in March of this year), the goal is to strengthen the company’s customer relationships and drive customers to experience more of what DIRECTV has to offer.

— Alisa Stephens

These are just three different looks for MyDIRECTV magazine, which prints approximately six versions of every issue, each one targeted toward a specific type of customer. Programming partners, who share DIRECTV’s interest in educated and engaged customers, offset the majority of publication costs.

The Buzz@DIRECTV May/June 2002 11

DIRECTV and TiVo
Fast Forward to the Future

In mid-February, DIRECTV and TiVo signed a deal that will pave the way for the next-generation advanced DIRECTV Receiver. Several months in the making, the deal strengthens the relationship between the two companies and provides DIRECTV with a world of advanced service opportunities using TiVo’s DVR technology.

“The new agreement is a big win for DIRECTV on many fronts,” said Tim Traynor, senior director, Advanced Products and New Media. “In the near term, DIRECTV receives a highly capable, reduced-cost DVR platform and gains a new level of control over our DVR service offering including branding, pricing and packaging. Looking forward, DIRECTV has the ability to leverage the new platform and TiVo’s DVR technology to create and offer advanced digital services featuring premium video content, interactivity and innovative promotional capabilities.”

The next-generation advanced DIRECTV Receiver design is based on TiVo’s Series 2 platform and builds on the success of its predecessor, the DIRECTV Receiver with TiVo. “This is good news for new customers and current users of the DIRECTV Receiver with TiVo,” said Traynor. “The DIRECTV Receivers with TiVo currently on the market have the ability to receive advanced service software downloads created for the next-generation platform.”

In the coming months, DIRECTV and TiVo will collaborate on the development of the new advanced DIRECTV Receiver utilizing TiVo technology to ensure that the product is available for the 2002 holiday season.

— Alisa Stephens

SEC Legend

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

12 http://insidedtv.DIRECTV.com